UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

Tel: +86 152 1005 4919

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Registered Direct Offering

On March 5, 2024 Akso Health Group (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 37,100,000 of its American Depositary Shares (“ADSs”) representing 111,300,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), in a registered direct offering, and warrants (“Warrants”) to purchase 222,600,000 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $49.34 million (the “Offering”).

The warrants are exercisable immediately as of the date of issuance at an exercise price of $0.4933 per ordinary share, or $1.48 per ADS and expire five years from the date of issuance. The purchase price for each ADS and the corresponding Warrants is $1.33. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

The Warrants and the Ordinary Shares issuable upon the exercise of the Warrants are being offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on March 7, 2024.

Copies of the form of the Purchase Agreement and Warrant are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement and Warrants are subject to, and qualified in their entirety by, such documents.

A copy of the legal opinion issued by the Company’s Cayman Islands counsel Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Maples and Calder (Hong Kong) LLP
99.1	Form of the Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

Date: March 8, 2024

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